Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901, 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, April 30, 2007

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90 % of the voting stock of **Duke Energy International, Geração Paranapanema S.A.** attended the Ordinary General Shareholders' Meeting held on this date, in order to deliberate about the following agenda: (i) to review, discuss, and approve the Annual Management Report on the Company's business and relevant administrative matters, the Balance Sheets and other Financial Statements of the Company, regarding the financial year ended on December 31, 2006; (ii) to resolve on the allocation of profits and apportionment of dividends; and (iii) the election of the members of the Board of Auditors of the Company for fiscal year of 2007.

After that the relevant clarifications were made, the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2006 were unanimously approved, as originally published in the newspapers "Diário Oficial Empresarial" and "Gazeta Mercantil" on March 27, 2007, duly amended by the *errata* published in the same newspapers on March 30, 2007.

The shareholders further approved the Management's proposal for declaration of dividends in the total amount of R$ 35.460.664,05, which shall be charged to the

5/16

Av. Nações Unidas,12.901, 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Company's reserve account for accrued profits, and apportioned to the preferred shares at R$ 0,779169553 for the lot of one thousand shares. No amount is to be credited to the common shares.

The Shareholders proceeded with the election of the members of the Board of Auditors, remaining elected the following **effective** members: (a) Mr. Olavo Fortes Campos Rodrigues Junior, Brazilian, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. Jose Maria Whitaker, 310, bearer of the Identity Card R.G. No. 9369027 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 769488977-20; (b) Mr. Silvio Abrahão Laban Neto, Brazilian, naval engineer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua São Benedito, 825, apt. 41, bearer of the Identity Card R.G. No. 7,889,774/SSP-SP and enrolled in the C.P.F. under No. 730460867-68; (c) Mr. Pedro Antonio Batista Martins, Brazilian, lawyer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Timoteo da Costa, 371, apt. 301, enrolled in the Brazilian Bar Association (OAB/RJ) under No. 34519 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 374625477-91; (d) Mr. Ronald J. Aldworth, Brazilian, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Tatuí, 84, apt. 31, bearer of the Identity Card R.G. No. 900285702-8 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 052981130-87; (e) Mr. Manoel Moreira Giesteira, Brazilian, married, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Barão de Capanema, 536, apt. 14, bearer of the Identity Card R.G. No. 2904426 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 020520758-87; and, as **alternates**, (f) Mr. Marcos Andre Vinhas Catao, Brazilian, lawyer, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Mercado, No. 11, 16th floor, enrolled in the Brazilian Bar Association (OAB/RJ) under No. 67,086 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 398326477-20; and (g) Mr. Valtier Buck Teixeira, Brazilian, married, economist and accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Julieta Espirito Santo Pinheiro, 589, Jardim Olimpia, bearer of the Identity Card R.G. No. 8104033/SSP-SP and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 875511448-20, (h) Mr. Ademar Rui Bratz, Brazilian, married, administrator, resident and domiciled in the City of Porto Alegre, State of Rio Grandé do Sul, at Rua Ildefonso Simões Lopes, 201, house 3, Condomínio Alameda Iguassú, bearer of Identity Card R.G. No. 3013125641 and enrolled in the Individual Taxpayers' Register – C.P.F. under No. 069.947.840-5, (i) Mrs. Selma Ribeiro Bastos, Brazilian, bachelor of tourism, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Estevao Baião, 895, Vila

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901, 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Congonhas, bearer of the Identity Card R.G. No. 6241520 and enrolled in the Individual Taxpayers' Register - C.P.F. under No. 758710768-15, who shall integrate the Board of Auditors of the Company with a term of office valid until the next Annual Shareholders Meeting to be carried through in 2008. The appointed members shall be vested into office by signing the instrument of investiture to be drawn up in the proper book, thus making the Board of Auditors operational.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________
Wagner Bertazo
Financial/Investors' Relationship Officer

END